UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced positive results from a European pivotal clinical study conducted to evaluate the safety and efficacy of Adhibit™ Adhesion Prevention Gel for the reduction of surgery induced scars (adhesions) that can occur after surgery to remove fibroids from the uterus (myomectomy surgery).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: September 28, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

September 28, 2005

ANGIOTECH ANNOUNCES POSITIVE ADHIBIT DATA TO PREVENT SURGICAL ADHESIONS

-Untreated Patients Had 100% More Adhesions Than Patients Treated with Adhibit -

VANCOUVER, BC, September 28, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced positive results from a European pivotal clinical study conducted to evaluate the safety and efficacy of Adhibit™ Adhesion Prevention Gel for the reduction of surgery induced scars (adhesions) that can occur after surgery to remove fibroids from the uterus (myomectomy surgery).

The incidence of patients who suffered from adhesions was 100 percent greater in the group receiving the current standard of care (control group) as compared to the treatment group receiving Adhibit (65.0 percent vs 33.3 percent).  Safety data also indicated fewer adverse events occurring with the Adhibit group than the control group. The data will be presented in its entirety at a major gynecologic conference in the first half of 2006.

Adhibit is a spray gel applied at the time of surgery that binds directly to the tissue and creates a temporary barrier, preventing contact and adhesions from forming between tissue surfaces. This study was conducted at six investigational sites in Germany, Canada and Curacao. Patients who were scheduled to undergo myomectomy surgery were randomized to either a treatment group that received Adhibit spray at the time of surgery (n=48) or a control group (n=23). Patients then returned eight to ten weeks later for a second-look procedure and were evaluated for both extent and tenacity of adhesion formation.

Uterine fibroids are benign tumors of muscle and connective tissue that develop within, or are attached to, the uterus. They can be microscopic in size, or they can grow to fill the uterine cavity and may weigh several pounds. Fibroids are the most common pelvic tumor (almost always benign), and they may be present in as many as 70 percent of women, for which surgery (hysterectomy and myomectomy) is a common treatment. They occur more three to nine times more frequently in African-American women than in Caucasian women.  Patients with fibroids can experience a spectrum of symptoms such as: sensation of fullness or pressure in lower abdomen, cramping or pain with periods, abdominal fullness, gas, increase in urinary frequency, heavy menstrual bleeding, back pain, or even infertility.

“One of the major challenges to date has been to deliver an effective adhesion barrier through a laparoscope, a technique that requires only a very small scar as compared to the traditional and more disfiguring technique of open surgery,” said Rui L. Avelar, MD, Senior Vice President, Medical Affairs and Communications.  “Adhibit is a sprayable and versatile adhesion barrier that can serve as a useful tool in women’s healthcare and gynecological surgery.”

Adhesions occur when normally separate tissues scar together following surgery or tissue damage. The incidence of adhesions is remarkably high, particularly among patients with a history of multiple surgeries (up to 90 percent adhesion rate) and women with previous gynecologic surgeries (more than 70 percent adhesion rate). Adhesions can be life threatening and can make follow up surgeries hazardous.  Dissecting adhesions may cause injury to surrounding organs or blood vessels, increasing blood loss and prolonging operating time. Adhesions often cause severe pain, discomfort, limited range of motion and organ dysfunction.

When normally separate organs are bound together by scar tissue, the stretching and pulling of this tissue from everyday body movements can cause pain. Adhesions are also a leading cause of female infertility and bowel obstruction.

Currently approved in Europe to prevent or reduce post-surgical adhesion formation in pediatric patients undergoing cardiac surgery, Adhibit™ is a completely synthetic, self-polymerizing liquid hydrogel that is safely metabolized by the body in less than 30 days.  Adhibit™ is an Angiotech product that is sold and marketed by Baxter Healthcare Corporation, based on a February 2003 worldwide (excluding U.S.) strategic alliance between Angiotech and Baxter.  Baxter has an option to license Adhibit™ in the U.S.; however, Adhibit™ is not currently approved for sale in the U.S.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience,

(503) 443-7354,

Email: wendyc@wagged.com